Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

October 28, 2010

Ronald E. Alper
Staff Attorney
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2009
Filed March 1, 2010
Proxy Statement on Schedule 14A
Filed March 18, 2010
File No. 001-06364

Dear Mr. Alper:

Please accept this correspondence in response to the letter of September 27, 2010 from H. Christopher Owings, Assistant Director with the United States Securities and Exchange Commission. Enclosed please find South Jersey Industries’ responses to the items outlined in the letter.

Very truly yours,

/s/Gina Merritt-Epps, Esq.

Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

GME/sjh
cc: E. J. Graham

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 15

1.
We note your disclosure that the risks listed “are all not inclusive of existing risks.” Please delete the third sentence of the first paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Management response:

The Company acknowledges the Staff’s comment 1 above and proposes to revise the Company’s existing disclosure by deleting the third sentence of the first paragraph in the section entitled “Risk Factors” on the Form 10-K for the fiscal year ended December 31, 2010 and all future periods (to be modified to reflect then current information).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24.

2.
In an appropriate place in your disclosure, discuss your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. In this regard, we note that your capital expenditures increased in 2009; please ensure that you discuss this trend, and the CIRT generally, where you discuss “Primary Factors Affecting SJI’s Business”. See Item 303(a)(2)(i) of Regulation S-K.

Management response:

The Company acknowledges the Staff’s comment 2 above.  As of December 31, 2009, the Company did not have any material commitments for capital expenditures. However, for all future periods, Management will ensure that all material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments are adequately discussed in an appropriate place.  In addition, Management will ensure that the trend of capital expenditures, and the CIRT generally, are discussed under “Primary Factors Affecting SJI’s Business” in accordance with Item 303(a)(2)(i) of Regulation S-K and proposes to include the following additional disclosure  under “Regulatory Environment” on page 28  in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”  beginning with the Form 10-K for the year ended December 31,  2010 and for all future periods (to be modified to reflect then current information):

In addition, in April 2009, the BPU approved the Capital Investment Recovery Tracker (CIRT), an accelerated infrastructure investment program and an associated rate tracker, which allows SJG to accelerate $103.0 million of capital spending into 2009 and 2010.  The CIRT allows SJG to earn a return of, and return on, investment as the capital is spent.

Item 15. Exhibits and Financial Statement Schedules, page 128

3.	It appears that certain of the schedules and exhibits related to your credit agreements have not been filed on EDGAR. For example, we do not see certain schedules and/or exhibits to:

•	Exhibit 10(g)(i) the five year revolving credit agreement for SJI; and

•	Exhibit 10(g)(ii), the five year revolving credit agreement for SJG;

Please refile these agreements, including all related schedules and exhibits, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Management response:

The Company acknowledges the Staff’s comment 3 above and proposes to refile the five year revolving credit agreement for SJI (Exhibit 10(g)(i)) and the five year revolving credit agreement for SJG (Exhibit 10(g)(ii)), including all related schedules and exhibits, with the Form 10-Q for the quarterly period ended September 30, 2010.

Proxy Statement on Schedule 14A

Proposal 1: Director Elections, page 2

4.
We note you have not included the disclosures required by the recent amendment to the proxy rules. In particular, while you have discussed generally the Governance Committee’s consideration of the board’s qualifications as a whole, you have omitted information regarding the Committee’s assessment of each director’s qualifications required by Item 401(e) of Regulation S-K. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements. See also Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website www.sec.gov. Please revise your file accordingly.

Management Response:

The Company acknowledges the Staff’s comment 4 above and proposes to include the following additional disclosure with respect to the Company’s existing disclosure in Proposal 1 “Director Elections” and under the section entitled “Directors Continuing in Service” and in the Company’s future filings (to be modified to reflect then current 2010 director information). This additional disclosure would be inserted in Proposal 1, prior to the section entitled “Director Terms” on page 2 of the Proxy Statement:

With regard to Director Helen R. Bosley, the Governance Committee has determined that Ms. Bosley’s areas of expertise are enterprise leadership/organizational management, enterprise risk management, environmental, financial expert as defined by the New York Stock Exchange and SEC, and finance/financial management. Based on Ms. Bosley’s expertise and experience in these areas, the Governance Committee concluded that Ms. Bosley should serve as a Director for the term 2010 – 2011.

With regard to Director Edward J. Graham, the Governance Committee has determined that Mr. Graham has expertise in the areas of energy risk management, enterprise leadership/organizational management, enterprise risk management, environmental, financial expert as defined by the New York Stock Exchange and SEC, finance/financial management, regulatory and utility/energy/energy efficiency. In addition, having served as CEO of the Company since 2005, Mr. Graham has significant information regarding the Company’s business and structure.  Based on Mr. Graham’s expertise and experience in these areas, the Governance Committee concluded that Mr. Graham should serve as a Director for the term 2010 – 2011.

With regard to Ambassador William J. Hughes, the Governance Committee has determined that Director Hughes has expertise in the areas of enterprise leadership/organizational management, environmental, legal and New Jersey political/governmental. Based on Ambassador Hughes’ expertise and experience in these areas, the Governance Committee concluded that Ambassador Hughes should serve as a Director for the term 2010 – 2011.

With regard to Director Herman H. James, Ph.D., the Governance Committee has determined that Director James has expertise in the areas of enterprise leadership/organizational management, enterprise risk management, finance/financial management and human resources. Based on Director James’ expertise and experience in these areas, the Governance Committee concluded that Director James should serve as a Director for the term 2010 – 2011.

The following disclosure would be inserted on page 6, at the conclusion of the section entitled “Directors Continuing In Office.”

With regard to Director Shirli M. Billings, Ph.D., the Governance Committee has determined that Director Billings has expertise in the areas of academic/education, enterprise leadership/organizational management, finance/financial management and human resources.

With regard to Director Thomas A. Bracken, the Governance Committee has determined that Director Bracken has expertise in the areas of having served as CEO of a public company, enterprise leadership/organizational management, financial expert as defined by the New York Stock Exchange and SEC, finance/financial management and New Jersey Political/Governmental.

With regard to Director Sheila Hartnett-Devlin, the Governance Committee has determined that Director Hartnett-Devlin has expertise in the areas of enterprise leadership/ organizational management, financial expert as defined by the New York Stock Exchange and SEC and finance/financial management.

With regard to Director Walter M. Higgins, III, the Governance Committee has determined that Director Higgins has expertise in the areas of having served as CEO of a public company, energy production, energy risk management, enterprise leadership/organizational management, enterprise risk management, environmental, financial expert as defined by the New York Stock Exchange and SEC, finance/financial management, human resources, and utility/energy/energy efficiency.

With regard to Director Joseph H. Petrowski, the Governance Committee has determined that Director Petrowski has expertise in the areas of having served as CEO of a private company, construction/project management, energy risk management, enterprise leadership/organizational management, enterprise risk management, environmental, financial expert as defined by the New York Stock Exchange and SEC, finance/financial management, sales/marketing and utility/energy/energy efficiency.

With regard to Director Keith S. Campbell, the Governance Committee has determined that Director Campbell has expertise in the areas of having served as CEO of a private company, construction/project management, enterprise leadership/organizational management, enterprise risk management, environmental, finance/financial management, human resources and sales/marketing.

With regard to Director W. Cary Edwards, the Governance Committee has determined that Director Edwards has expertise in the areas of academic/education, communications/ public-community relations, enterprise leadership/organizational management, finance/ financial management, legal/regulatory, New Jersey political/governmental, sales/ marketing and utility/energy/energy efficiency.

Compensation of Directors, page 13

5.
You mention that the determination of compensation for your non-employee directors is targeted at the median of the studies conducted by Mercer Human Resources Consulting and the Hay Group. Explain what reference points you utilize and, considering it appears that you engaged in benchmarking, please identify the benchmark and the components of the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Management Response:

The Company acknowledges the Staff’s comment 5 above and proposes to include the following additional disclosure with respect to the Company’s existing Compensation of Directors disclosure and in the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A (to be modified to reflect then current 2010 information): This additional disclosure would be inserted on page 13 of the Proxy Statement as the third paragraph under “Compensation of Directors.”:

The references to Mercer Human Resources Consulting and the Hay Group were specific to studies performed in 2005 and 2006. For these studies, the consultants used the following peer group to assess SJI’s Director Compensation Program: AGL Resources Inc., Atmos Energy Corp., Black Hills Corp., CH Energy Group Inc., Cascade Natural Gas Corp., Energen Corp., Laclede Group Inc., New Jersey Resources Corp., Northwest Natural Gas Co., Piedmont Natural Gas Co., Southwest Gas Corp., and WGL Holdings Inc.

The director compensation at issue in the April 22, 2010 Proxy Statement was based on a study conducted by Towers Perrin in 2008. For that study, the reference points were the director compensation of the Company’s peer companies - AGL Resources Inc., Atmos Energy Corp., Black Hills Corp., CH Energy Group Inc., Chesapeake Utilities Corp., Energen Corp., Laclede Group Inc., New Jersey Resources Corp., Nicor Inc., Northwest Natural Gas Co., Piedmont Natural Gas Co., Southern Union Co., Southwest Gas Corp., Vectren Corp. and WGL Holdings Inc.

Towers focused on data from two peer groups of publically traded companies – a utility industry peer group comprised the fifteen companies named above, which are primarily gas utilities. The general industry peer group was based on a sample of 153 companies in Towers’ outside director compensation data base. Based on this methodology, Towers determined that the directors’ total compensation fell between the 25th and 50th percentile of both the utility industry peer group and the general industry peer group.

6.	You state here that the amount of restricted stock granted to each non-employee director was increased in 2010. Please discuss why you determined to make this change to your compensation practices.

Management Response:

The Company acknowledges the Staff’s comment 6 above and proposes to include the following additional disclosure in the Company’s existing Compensation of Directors disclosure and in the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A (to be modified to reflect then current 2010 information). This additional disclosure would be inserted as part of the first paragraph on page 13 of the Proxy Statement under “Compensation of Directors”:

The Board of Directors determined to make the change in the amount of the restricted stock grant for each non-employee director based on the Towers Perrin study which indicated that the Company’s total stock-based compensation was below the 25th percentile of both the utility industry peer group and the general industry peer group. Specifically, the consultants indicated that the Company’s equity award of $35,000 was $38,746 below the utility peer group and $44,174 below the general industry companies. As a result of the increase, the compensation for the Company’s directors is competitive in the Company’s peer group and will ensure that the Company continues to attract and retain highly qualified directors.

Compensation Discussion and Analysis, page 15

7.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management Response:

The Company acknowledges the Staff’s comment 7 above and proposes to include the following additional disclosure in a new section entitled “Risk Assessment” in the Company’s existing Compensation Discussion and Analysis disclosure and in the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A (to be modified to reflect then current 2010 information):

Risk Assessment

Taking carefully considered risk is an integral part of any business strategy and therefore our compensation policies are not intended to eliminate all risk. However, our incentive compensation pay policies are designed to mitigate risk taking that is short sighted or excessive. Through a combination of incentive compensation that has a short and long term focus, the Company balances the competing interests of incentive compensation. Annual and multiyear vesting timeframes balance the short term perspective with the longer term. Further, more than one metric is used to measure achievement against objectives for short term goals.  The payout schedules attendant to those metrics are measured after the completion of the appropriate time horizon to ensure a full assessment of the metric.  Further in formulating and reviewing our executive compensation policies the Committee considers whether the policy’s design encourages excessive risk taking and attaches specific measurable objectives to the extent possible. (See response to #10 and #11 for further detail on objectives) In addition to Committee review of executive pay policies, the Company has a practice whereby its internal compensation committee, that is comprised of the senior officers of the Company who report directly to the CEO,  reviews all pay for the current year and the coming year. Through an inventory of compensation plans and a review across functional areas within the Company no one individual is able to solely determine the compensation for his employees without review of the full committee.  Further the internal committee has a series of policies that guide its decision making process.  As structural and individual changes are made to compensation throughout the year, the internal Committee must review a written proposal from the sponsoring executive. Human Resources acts as an internal consultant to the internal committee and identifies how any proposed changes impact the organization, the employee, and what, if any, compensation policies and procedures are implicated. Through this review any anomalies are highlighted and reviewed. In addition to this review all categories of incentive pay are capped at a percentage of pay.  Long term incentive, as spelled out in detail below, is 150% of base compensation. Based on the foregoing, the Committee has determined that the overall amount of incentive pay at risk at the capped percentage is not material.

Compensation practices, page 16

8.
Please explain the purpose of the Compensation Committee’s targeting executive compensation at the 50th percentile of the competitive market targets within a range of 20% above or below the actual benchmark, when the total 2010 annual direct compensation for the executive group was substantially higher than 70% of the competitive market medium.

Management Response:

The Company acknowledges the Staff’s comment 8 above and proposes to include the following additional disclosure in the section entitled “Compensation Practices” in the Company’s existing Compensation Discussion and Analysis disclosure and in the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A (to be modified to reflect then current 2010 information). Therefore in supplement to the discussion on page 17, the following information would be inserted:

The purpose of the Compensation Committee targeting the 50th percentile of the competitive market is to provide a level of compensation that is adequate for the Company to be able to attract and retain qualified executives while at the same time protecting shareholder interests. This “middle of the road” compensation philosophy allows that one half of all companies in the competitive market target higher levels of pay than SJI. It acts to protect shareholders from the risk of overpayments that might result from a higher target pay position (e.g. 75th percentile).

Although pay is targeted at the 50th percentile, actual levels of pay depend on a variety of factors such as tenure and performance.  The Committee uses a working range of 20% above or below the benchmark to identify any “red flags” that represent outliers in need of special attention. The Committee does not target pay levels at 20% over the market median.

As noted on page 17 of this Proxy, the actual compensation level for our CEO was in at 94% of the market median (50th percentile), the lower half of the competitive market when compared to our benchmark analysis. For the overall executive group (excluding the CEO) pay was at 84% of the competitive market, again well below the median.

9.
You reference “industry specific compensation studies” that you rely upon for the CFO and the other Named Executive Officers for market-based compensation information. Please identify the studies and explain how you use them. If you use them to benchmark any element of compensation, explain what reference points you utilize and identify the components of the benchmark. See Item 402(b)(2)(xiv) of Regulations S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Management Response:

The Company acknowledges the Staff’s comment 9 above and proposes to include the following additional disclosure in the section entitled “Compensation Practices” in the Company’s existing Compensation Discussion and Analysis disclosure and in the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A (to be modified to reflect then current 2010 information). Therefore in supplement to the discussion on page 17 of the proxy, the information would be inserted:

The industry specific compensation studies the Committee uses in evaluating executive pay are as follows:

•	The Hay Group Energy Industry Database (based on size, position or revenues as appropriate)

•	The Hay Group General Industry Database (based on size, position or revenues as appropriate)

•	American Gas Association (AGA) survey data for selected positions.

To supplement the survey data, management also collects proxy information from a selected group of 15 companies in our industry with whom we compete for talented employees.  These companies are selected based on industry, revenue scope similar to SJI, asset size and other factors considered relevant by the Committee.  As an accepted professional standard, companies are typically selected with revenues from .5x to 2xs that of the target company.  This standard was used by SJI in selecting potential peer companies.  Once the list is generated, the search is narrowed based on the other factors referenced above. Both the survey data and the proxy information are used to establish the 50th percentile of the market against which we benchmark our compensation on a job-by-job-basis.

The Committee believes that the survey and proxy data provided by management gives the Compensation Committee an independent look at the market “value” of each position on a comparative basis. Values are determined from the data for based salary, Total Cash Compensation (TCC = base + bonus) and Total Direct Compensation (TDC = TCC + the value of long term incentives/equity).  In general, long term incentives (LTI) are valued based on amounts reported either in the peer company proxies, or in survey date submissions.  In most cases, stock options are valued based on the Black Sholes “fair market” calculation.  Full value equity plans (restricted shares, restricted share units and outright stock awards) are valued at face value.  Performance based plans are valued assuming 100% performance is achieved. On a job-by-job basis this market benchmark information is compared to actual SJI levels of pay. Management provides this information to the Committee, not as a prescriptive “answer” to levels of pay, but as a guide to assist in their compensation deliberations.

Compensation Components, page 18

10.
You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance-based annual cash awards and long-term incentives.  For example, for annual cash awards you have not disclosed the targets for economic earnings per share, financial performance of relevant subsidiary or the “specific, measurable and predefined performance objectives”.  For long-term incentives, you have not disclosed the targets for relative shareholder return. Please disclose the specific performance targets used to determine incentive amounts for 2009, as well as where your performance fell with respect to the targets, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit certain targets, please provide the disclosure pursuant to instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the Company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.  See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at:

http://www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.

Management Response:

The Company acknowledges the Staff’s comment 10 above and proposes to include the following additional disclosure in the section entitled “Annual Cash Awards” and “Long-Term Incentive” under “Compensation Components” in the Company’s existing Compensation Discussion and Analysis disclosure and in the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A (to be modified to reflect then current 2010 information) In supplement to the information contained on pages 18-19 on the proxy please note the following with regard to annual cash:

Annual cash awards are based on Company performance and individual balanced scorecard performance.   An individual balanced scorecard (“bsc”) is a strategic performance management tool that has four quadrants that are used to measure financial and non financial goals.  The four perspectives that the bsc measures against are financial, customer, process and learning and growth.

For the CEO and CFO, annual cash awards are based 75% on the economic earnings of SJI and 25% on individual performance objectives contained in the bsc.  For 2009 the CEO’s individual objectives included updating and expanding succession planning for both his position and the overall organization, enhancing  organizational capability in the areas of organizational development, energy efficiency and renewable and technology overall, and increasing SJI’s profile as a strategic business partner within the State.  In 2009 the CFO was tasked with obtaining approval for the CIRT, a regulatory mechanism that is designed to increase revenue by $1.2 million in 2009 and $5.2 million in 2010, obtaining approval of the EE filing to drive revenues, expand and implement enterprise risk management processes, install certain technology for improved tracking of Company assets and cash, and expand tax planning with operating companies.  The CFO was then responsible for cascading these objectives to the departments he oversaw.  The CFO objectives translated to departmental objectives and individual objectives for the members of those depts.

For the COOs of the regulated utility and the non regulated company, annual cash is awarded based on SJI economic earnings, 25% on the performance of the subsidiary that they oversee, and 25% based on their performance against BSC objectives.  Thus, for the COO of Solutions, Michael Renna, performance is measured on customer growth by business line, operating efficiency defined as certain predetermined measures to improve performance of various business lines, and organizational development with a focus on succession management and leadership development.  As with the CFO’s objectives, the COO of Solutions translated his objectives into BSC objectives for the business lines and departments that he oversaw, thereby translating his objectives into performance objectives for his staff to implement with his guidance.

For the COO of Gas Company, individual bsc objectives included, but were not limited to, achieving budget targets for his subsidiary, successfully launching the CIRT, successfully negotiating collective bargaining agreements (defined as achieving certain workplace flexibility) with our largest union, adding a specific number of customers by conversions, and expanding the system into certain high potential areas of our territory.

The relative difficulty in performing each of the objectives discussed above ranges from challenging to extremely difficult.  Many of the objectives require the input and coordination of numerous resources both internal and external.  Further, numerous objectives require the action of regulatory bodies over which the individual has little or no control.  By way of example, the CIRT regulatory mechanism required coordination of information between the operations area of Gas Company and the Rates department.  Further, accounting and financial personnel played a role in the achievement of these objectives.  Coupled with the coordination of those internal resources was the necessary utilization of outside expertise to file the necessary documentation for the CIRT.  Lastly the Board of Public Utilities and its staff, and the Rate Payer Advocate and its staff had to address the issues attendant to the CIRT. The performance for 2009 as measured against the bsc objectives for named officers overall was at target.

In supplement to the information contained on pages 19-20 of the proxy please note the following with regard to the Long term incentive program (“LTIP”).  The LTIP component  of compensation consists of performance-restricted stock grants, which are earned based upon the Company’s relative total shareholder return measured against industry peer companies, over three year cycles.  The selection of industry peer companies (currently 42 companies other than SJI) was accomplished by an independent compensation consultant with review and approval by the Committee.  The peer group used for LTIP purposes is listed on page 18 of the proxy.  LTIP performance is evaluated as the Company’s total shareholder return as a percentile of the peer group.  The target performance level for each vintage of stock grants is the 50th percentile of the peer group at the end of the three year cycle.  At this target level of performance, payout is 100% of the performance-restricted stock grants, including earned dividends reinvested over the three year performance period.  Where performance is greater or less than the target actual payout can vary by plus or minus 50%.  The minimum payout (50%) is earned if the Company attains the 35th percentile of the peer group performance in total shareholder return at the end of the three year cycle.  Performance of less than the 35th percentile results in no payout.  The maximum payout (150%) is earned if the Company attains the 80th percentile or higher of the peer group performance in total shareholder return at the end of the three year cycle.

For the three year performance cycles ending December 31st 2007, 2008 and 2009 the Company’s performance as a percentile of the peer group in three year total shareholder return was 72.6% against the target of 50% of peer group performance, 89.8% and 77.1% respectively.  This performance resulted in payouts of 137.7%, 150% and 145.2% respectively.

The Committee views attainment of these levels of performance under the LTIP, on a continuing basis, as a very difficult challenge for any company and thus presents a meaningful and challenging incentive for our named executive officers.  Recognizing that the peer group is made up of similar companies from across the country, in the same industry, and all facing similar challenges, a continuous level of high performance is necessary to meet or exceed the 50th percentile of the peer group in three year total shareholder return, and is directly tied to the creation of shareholder value.

11.
We note that individual officer performance is also an important factor in determining annual cash awards. You state that “[p]erformance objectives include individual and multiple business unit financial performance, customer goals, internal process projects and leadership goals.” Please discuss how the annual cash awards are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of regulation S-K.

Management Response:

Please see response to item #10 above.

Stock Ownership Guidelines, page 20

12.	Please explain how you determine the stock ownership guidelines of 3 and 1.5 times base salary, respectively, for your chief executive officer and other named executive officers.

 Management Response:

The Company acknowledges the Staff’s comment 12 above and proposes to include the following additional disclosure in the section entitled “Stock Ownership Guidelines” in the Company’s existing Compensation Discussion and Analysis disclosure and in the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A (to be modified to reflect then current 2010 information):

The stock ownership guidelines were established by the Compensation Committee based on market data provided by the independent compensation consultants assisting the Committee.  Relevant competitors’ stock ownership criteria were examined and it was determined that the targets established were appropriate.

13.
With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the Company agreed to the specified amounts.

Management Response:

The Company acknowledges the Staff’s comment 13 above and proposes to include the following additional disclosure in the section entitled “Stock Ownership Guidelines” in the Company’s existing Compensation Discussion and Analysis disclosure and in the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A (to be modified to reflect then current 2010 information):

With regard to payments to Named Officers in the event of termination or change in control the Committee established these amounts based upon market data provided by the independent compensation consultants. Relevant competitors’ provisions for termination and change in control payments were reviewed and the amount to be paid was determined by the Committee.  Individual officers did not negotiate the amount of these potential payments.  The amount was established based on position and each individual who occupies the position is eligible to receive the amount established by the Committee.

Grant of Plan-Based Awards – 2009

14.
We note that your table discloses no “Threshold” amount for purposes of your non-equity incentive plan awards. However, on page 19, you indicate that your committee develops a schedule to determine the actual amount of the annual cash award, which includes a minimum, a target and a maximum. Please tell us why the minimum amounts you established have not been reflected in the table as threshold amounts.

Management Response:

The Company acknowledges the Staff’s comment 14 above and provides the following explanation:

The annual non-equity incentive plan is based on achieving an Economic Earnings Per Share Goal (EEPS) as established by the Compensation Committee. The range of “in-the money” performance is six percent (+/-) the established performance goal. To earn any incentive, the objective is for EEPS to be at least equal to the prior year performance.  For each year the actual performance goal is set at the close of the prior year by the Committee taking into account the prior year’s EEPS and any relevant market issues.  At this level of performance executives would earn 75% of their target incentive (the minimum) and nothing if results were below performance threshold.

The “minimum” is therefore different from “threshold” and refers to the compensation amount rather than a performance hurdle.  As to amounts payable and the basis for determining payment please see the response to item number 10 above.